FORM 51-102F3
MATERIAL CHANGE REPORT

1.	Name and Address of Company

Merus Labs International Inc.
Suite 2007, 1177 West Hastings Street
Vancouver, BC V6E 2K3

2.	Date of Material Change

April 13, 2012

3.	News Release

A press release was disseminated on April 16, 2012 by Marketwire.

4.	Summary of Material Change

The Company announced a change in its auditor.

5.	Full Description of Material Change

Merus Labs International Inc. (the “Company”) announced a change of its auditor from PricewaterhouseCoopers LLP (“PWC”) to Deloitte & Touche LLP.

1.	PWC resigned as the Company’s auditor at the request of the Company, effective April 3, 2012;

2.	Deloitte & Touche LLP was appointed as the Company’s auditor, effective April 3, 2012;

3.	the resignation of PWC and the appointment of Deloitte & Touche LLP as the Company’s auditor was considered and approved by the Company’s Audit Committee and Board of Directors;

4.	PWC did not produce any report relating to financial statements of the Company; and

5.	there has been the following “reportable event” within the meaning assigned under subsection 4.11(1) of National Instrument 51-102.

On December 19, 2011, the Company was formed by the amalgamation of Envoy Capital Group Inc. (“Envoy”) and Merus Labs International Inc. (“Old Merus”). The Company treated Envoy as the acquirer for accounting purposes. In PWC’s view, Old Merus should have been treated as the accounting acquirer. In the Company’s opinion, this difference of opinion between the Company and PricewaterhouseCoopers LLP constituted a “disagreement” as defined by the relevant securities legislation and, as a result, constituted a reportable event. The Company’s Audit Committee did not have formal discussions with the former auditor, however, there were discussions with the Audit Committee Chair regarding the disagreement. The former auditor was authorized to respond fully to inquiries by the successor auditor concerning the disagreement. The Change of Auditor package, as prescribed by the relevant securities legislation, has been filed on SEDAR.

6.	Reliance on subsection 7.1(2) of National Instrument 51-102

N/A

7.	Omitted Information

None

8.	Executive Officer

For further information please contact Andrew Patient, Chief Financial Officer at 416-593-3725

9.	Date of Report

April 18, 2012